June 16, 2009
VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
ATTN:   Ta Tanisha Meadows
Mail Stop 3561

RE:	Bluefly, Inc., Item 4.01 Form 8-K, Filed on June 9, 2009, File No. 001-14498 (the “Form 8-K”)

Dear Ms. Meadows:

Set forth below are our responses, on behalf of Bluefly, Inc. (the “Company”), to the comments contained in the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated June 9, 2009 to Ms. Kara B. Jenny, Chief Financial Officer of the Company (the “Comment Letter”), with respect to the above-referenced filing.  The numbered responses set forth below correspond to the paragraphs of the Comment Letter, which bear the same numbers.  For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses.

Item 4.01 Form 8-K filed June 9, 2009

1.
Please tell us why the date of the report on the cover page differs from the date of the earliest event reported under Item 4.01 or revise the date to represent the date of the earliest event reported.

The text of the Form 8-K incorrectly stated that the audit committee approved the dismissal of PwC, and the engagement of Weiser on June 4, 2009.  In fact, the audit committee approved the dismissal of PwC and the engagement of Weiser on June 3, 2009 and the dismissal of PwC occurred on such date.  The actual engagement of Weiser occurred on June 4, 2009.  The Company has filed an amendment to the Form 8-K concurrently with the filing of this letter (the “Form 8-K Amendment”) to correct these errors.

2.
We note that your Audit Committee approved the dismissal of PwC on June 4, 2009.  Please also disclose the date you actually dismissed the former accountant as required by paragraph (a)(1)(i) of Item 304 of Regulation S-K.

The requested disclosure is provided in the Form 8-K Amendment.

3.
We note that your Audit Committee approved the engagement of Weiser on June 4, 2009.  Please also disclosure the date you actually engaged the new accountant as required by paragraph (a)(2) of Item 304 of Regulation S-K.

The requested disclosure is provided in the Form 8-K Amendment.

4.
Please note that you are required to file an updated letter from PwC stating whether the firm agrees with the statements made in an amendment filed in response to our comments and, if not, stating the respects in which the firm does not agree as an exhibit within two business days of its receipt or 10 business days after filing the amendment.  Please acknowledge this obligation.  Refer to Items 304(a)(3) and 501(b)(16) of Regulation S-K.

The updated letter has been filed as an exhibit to the Form 8-K Amendment.

The Company hereby acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure of the filing, (b) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kara B. Jenny
Kara B. Jenny
Chief Financial Officer

cc:	Jon Freedman
Richard A. Goldberg